
January 7, 2010

Mr. Simon Crowe
Chief Financial Officer
Acergy S.A.
200 Hammersmith Road
London W6 7DL, United Kingdom

> **Re: Acergy S.A.**
> **Form 20-F for Fiscal Year Ended November 30, 2008**
> **Filed April 21, 2009**
> **File No. 000-21742**

Dear Mr. Crowe:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2008

General

1.   We note your response to our comments 1 and 2. Please clarify for us, if true, that your "contacts involving the government of Iran or entities controlled by that government" are your only Iran-related contacts. If you have other direct or indirect Iran-related contacts, please provide information regarding those contacts that is responsive to our prior comments 1 and 2.

2.   Similarly, please clarify for us, if true, that not only do you have no contacts "involving the government of Sudan or Syria or entities controlled by those governments," but that you have no other Sudan or Syria-related contacts. If you have other direct or indirect Syria or Sudan-related contacts, please provide information regarding those contacts that is responsive to our prior comments 1 and 2.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director